December 13, 2007

Barbra E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

>   **Re: ML Systematic Momentum FuturesAccess LLC**
>   **Amendment No. 1 to Form 10**
>   **File No. 0-52505**
>   **Filed November 14, 2007**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether this registration statement is subject to U.S. Commodities Future Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

Item 1. Business

2.   Please revise this section to disclose the current holdings in each of the eight funds in the Fund's portfolio.

Class Eligibility, page 10

3.   We note your response to prior comment 13. Please revise to include disclosure similar to the explanation in your response letter. Also, please revise to clarify why the Class C units have lower fees when the investment thresholds for Class C are the same as the Class A units.

Description of Charges, page 11

4.   We note your response to prior comment 17 and the disclosure on page 19, which describes estimated organizational and initial offering costs. Please revise to include the actual amounts or tell us why these amounts have not yet been determined. Similarly, revise the break-even table to include actual amounts for these expenses.

Breakeven Analysis, page 13

5.   We note that you have estimated certain amounts for purposes of preparing a breakeven analysis. Please disclose the key assumptions that you have utilized in preparing this analysis. Additionally, please help us to understand why you have not presented a line caption within your breakeven analysis for operating costs which are to be paid by the fund.

Conflicts of Interest

The Manager, page 22

6.   Please disclose the conflicts of interests presented by the Manager owning 43% of the Fund Units, as disclosed on page 40.

7.   We note your response to prior comment 23. Please revise the disclosure on page 23 to quantify the total number of funds sponsored by the Manager.

Management of the Fund, page 23

8.   Please elaborate on the potential conflict of interest between facilitating the ongoing offering of the Units and making managerial decisions that are in the best interest of the Fund.

Item 5: Directors and Executive Officers, page 40

9.   We note your response to comment 29. By "term" we mean now long the executive officer has held that position. Accordingly, we reissue prior comment 29.

10.   Please revise your disclosure to state that the Manager does not have any directors.

Item 7: Certain Relationships and Related Transactions, page 44

11.   We note your response to comment 30. Please describe how the fees you pay to each Merrill Lynch party were negotiated.

12.   We note the third paragraph under the subheading "Transactions Between Merrill Lynch and the Fund." Please specifically state which Merrill Lynch entities are the beneficiaries of the revenues the Fund generates. Also, please specifically explain how the Manager "makes substantial profits from the Fund due to the foregoing revenues."

Deferred Offering Costs, page F-7

13.   We note that your disclosure appears to address only total initial offering costs despite that you appear to have the intention to offer units on a continuous offering basis. Please tell us and expand your disclosure in an amended filing to disclose your policy for ongoing offering costs in addition to deferred offering costs. Please tell us management's basis for your accounting policy for these offering costs associated with the continuous offering. Please be advised that SOP 98-5, SAB Topic 5A and SAB Topic 5D appear to require that offering costs be charged against equity and a liability for the full amount of offering costs to be reimbursed by the registrant should be accrued. We are aware that the Investment Company Audit Guide is generally consistent with the above guidance except in regards to offering costs for a continuous offering or an open-end fund. The Audit Guide stipulates in paragraph 8.24 that offering costs for a continuous offering or an open-end fund should be deferred and amortized to expense over 12 months on a straight line basis. Please tell us how you reconciled what appears to be conflicting guidance between the Audit Guide and SAB topics mentioned above.

Financial Statement of Merrill Lynch Alternative Investments LLC

Consolidated Balance Sheet, page 2

14.   We note a substantial receivable from your parent company as of December 29, 2006. Please provide an audited balance sheet for the parent of Merrill Lynch Alternative Investments LLC.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Direct any other questions to Byron Cooper at (202) 551-3473 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David Sawyier (*via fax*)